

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 31, 2010

Mr. Geoffrey Alison
President and Chief Executive Officer
Cyberspace Vita, Inc.
122 Ocean Park Blvd., Suite 307
Santa Monica, CA 90405

> **Re:**   **Cyberspace Vita, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 333-141929**

Dear Mr. Alison:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      William H. Thompson
      Accounting Branch Chief